

16014777



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67693 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.
(No. and Street)

| Riverdale, | GA | 30296-2610 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Kolber 678-595-9746
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of Dec. 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres./CEO/Owner

Title



TERRENCE D BROWN
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 21, 2018
HENRY COUNTY, GEORGIA


Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Intellivest Securities, Inc.

We have audited the accompanying financial statements of Intellivest Securities, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Intellivest Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intellivest Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Intellivest Securities, Inc. financial statements. The information is the responsibility of Intellivest Securities, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2016
Atlanta, Georgia



RUBIO CPA, PC

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDTION**
**As of December 31, 2015**

ASSETS

| | |
|---|---|
| Cash | $316,237.76 |
| CRD Account | 2,733.44 |
| **TOTAL ASSETS** | $318,971.20 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accrued income taxes | $10,920.00 | |
| TOTAL LIABILITIES | | 10,920.00 |
| STOCKHOLDER'S EQUITY | | |
| Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding) | 100.00 | |
| Paid-in capital | 32,200.00 | |
| Retained earnings | 275,751.20 | |
| TOTAL STOCKHOLDER'S EQUITY | 308,051.20 | |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | $318,971.20 | |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| **REVENUES** | | |
| Interest | | $ 10.35 |
| Fees from Seminars | 318,198.01 | |
| Consulting & Success Fees | 785,797.03 | 1,103,995.04 |
| **TOTAL REVENUES** | | 1,104,005.39 |
| **EXPENSES** | | |
| Compensation and Benefits | | 1,042,274.80 |
| Professional fees | | 4,050.00 |
| Other Expenses | | 5,897.07 |
| **TOTAL EXPENSES** | | 1,052,221.87 |
| **NET INCOME FROM OPERATIONS BEFORE TAXES** | | 51,783.52 |
| Income Taxes | | 10,920.00 |
| **NET INCOME** | | $40,863.52 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2015**

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Balance, December 31, 2014 | $100 | $32,200 | $234,887 | $267,187 |
| Net income | | | 40,864 | 40,864 |
| Balance, December 31, 2015 | $100 | $32,200 | $275,751 | $308,051 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVIES: | |
| Net income | $ 40,864 |
| Adjustments to reconcile net income to net cash Provided by operations: | |
| Increase in income taxes payable | 1,057 |
| Decrease in CRD account | 323 |
| Net cash provided by operating activities | 42,244 |
| NET INCREASE IN CASH | 42,244 |
| CASH BALANCE: | |
| Beginning of period | $273,994 |
| End of period | $316,238 |

See accompanying notes.

**INTELLIVEST SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2015**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIE

### Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States. The Company's primary sources of revenue are consulting and event planning fees.

The Company does not maintain customer accounts.

### Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at a high credit quality financial institution and at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

**Revenue Recognition**

Fees are recognized in accordance with terms agreed upon with each client and are generally based on: (1) consulting fees; (2) fees to present at an event organized by the Company; or (3) success fees based on capital received from a client as a result of meeting an investor at an event organized by the Company or as a result of an introduction by the Company. Revenue is recognized when earned, which generally occurs as the services are performed.

**Fair Value of Financial Instruments**

The Company's financial instruments, including cash and accrued expenses are carried at cost which approximates their fair value because of the short term nature of these assets and liabilities.

## NOTE B - RELATED PARTY TRANSACTIONS

Consulting and Benefits includes fees paid to a law firm which is solely owned by the Company's sole stockholder for legal services provided during the year. During the year ended December 31, 2015, legal fees, included in compensation and benefits, incurred amounts to $138,000. There were no outstanding fees at December 31, 2015.

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the Financial Regulatory Association (FINRA). There were no payments made under this agreement during the year ended December 31, 2015 as the value of the office premises and administration services provided were considered de minimis.

## NOTE C - NET CAPITAL REQUIEMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Securities Exchange Act Rule 15c3-1 which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $305,318, which was $300,318 in excess of its required net capital of $5,000 amounted to $300,318. The net capital ratio was 0.0357 to 1 at December 31, 2015.

## NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be

sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and the state of Georgia, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

| | 2015 |
|---|---|
| Current | $10,920 |
| Deferred | - |
| Total Provision for Income Taxes | $10,920 |

There were no deferred tax assets or liabilities at December 31, 2015.

**NOTE E - COMMITMENTS**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress nor any commitments or contingencies at December 31, 2015.

**NOTE F - SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

**INTELLIVEST SECURITIES, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015**

NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity | $308,051.20 |
| Less non-allowable assets: | |
| CRD Account | (2,733.44) |
| Net capital before haircuts | 305,317.76 |
| Less haircuts | - |
| Net Capital | 305,317.76 |
| Minimum Net Capital | 5,000 |
| Excess Net Capital | 300,317.76 |
| Aggregate indebtedness | 10,920.00 |
| Ratio of aggregate indebtedness to net capital | 3.57% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital as reported in Part A of the Form X-17a-5 and net capital as reported above.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

**SCHEDULE III**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2015**

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Intellivest Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intellivest Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Intellivest Securities, Inc. stated that Intellivest Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intellivest Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intellivest Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2016
Atlanta, GA



RUBIO CPA, PC

**Broker-Dealer Annual Exemption Report**

Intellivest Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R Section 40.17a-5," Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1)(4).

Throughout the fiscal year ended December 31, 2015, the Company claimed exemption from 17 C.F.R., Section 240.15c3-3(k)(2)(i).

The Company met the identified exemption provision throughout the year ended December 31, 2015, without exception.

Signature:



Daniel H. Kolber
President and CEO, Intellivest Securities, Inc.
January 7, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INTELLIVEST SECURITIES, INC.**
**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Stockholder of Intellivest Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Intellivest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Intellivest Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intellivest Securities, Inc.'s management is responsible for Intellivest Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2016
Atlanta, GA



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

AMENDED

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
Read carefully the instructions in your Working Copy before completing this Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1956**********************MIXED AADC 220
067693 FINRA DEC
INTELLIVEST SECURITIES INC
1540 CHASE CT
RIVERDALE GA 30296-2610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,760.01

B. Less payment made with SIPC-6 filed (exclude interest) 0

Date Paid

C. Less prior overpayment applied 0

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,760.01

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,760.01

H. Overpayment carried forward $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intellivest Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Pres./Owner
(Title)

16th of February, 2016

Dated the 16 day of Feb, 2016

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,104,005 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): [illegible] (Deductions in excess of $100,000 require documentation) [illegible] | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 1,104,065 |
| 2e. General Assessment @ .0025 | $ 2,760.01 |
| | (to page 1, line 2.A.) |